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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENERAL MARITIME CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2692M 10 3

(CUSIP Number)

Kate Blankenship
Frontline Ltd.
Par-La-Ville Place, 4th Floor
14 Par-La-Ville Road
Hamilton HM 08
Bermuda
(441) 295-6935

With a copy to:

Charles K. Ruck, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626
(714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 14 Pages

CUSIP No. Y2692M 10 3			Page 2 of 14 Pages

1.	Name of Reporting Person: Frontline Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 3 of 14 Pages

1.	Name of Reporting Person: Bandama Investment Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Liberia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 4 of 14 Pages

1.	Name of Reporting Person: Hemen Holding Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.98%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. Y2692M 10 3			Page 5 of 14 Pages

1.	Name of Reporting Person: John Fredriksen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norwegian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,860,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,860,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.98%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 6 of 14 Pages
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 299 Park Avenue, 2nd Floor, New York, NY, 10171.
Item 2. Identity and Background.

(a)-(c),(f)	This Statement is filed on behalf of:

	(i)	Frontline Ltd., a Bermuda corporation (“Frontline”);

	(ii)	Bandama Investment Ltd., a Liberian corporation (“Bandama”), and a wholly-owned subsidiary of Frontline;

	(iii)	Hemen Holding Limited, a Cyprus holding company (“Hemen”), the principal shareholder of Frontline; and

	(iv)	John Fredriksen, an individual (“Fredriksen”), the ultimate beneficiary of Hemen, and the Chairman, Chief Executive Officer, President and a Director of Frontline.

Frontline, Bandama, Hemen and Fredriksen are collectively referred to as the “Reporting Persons,” and individually, as a “Reporting Person.”

(i)	The address of Frontline’s principal place of business is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world’s largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Frontline is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Frontline. If no business address is given, the director’s or executive officer’s address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman, Chief Executive Officer, President, Director	Mr. Fredriksen is a citizen of Norway.

Tor Olav Trøim	Vice President, Director	Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director	Ms. Blankenship is a citizen of the United Kingdom.

Frixos Savvides	Director	Mr. Savvides is a citizen of Cyprus.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 7 of 14 Pages

Tom Erik Jebsen	Chief Financial Officer of Frontline Management AS	Mr. Jebsen is a citizen of Norway. Frontline Management AS is a wholly-owned subsidiary of Frontline, and its principal business is the commercial management of Frontline’s shipowning subsidiaries, including chartering and insurance. Frontline Management AS’s principal addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O. Box 1327 Vika, N-0112 Oslo, Norway.

Oscar Spieler	Chief Executive Officer of Frontline Management AS	Mr. Spieler is a citizen of Norway. Frontline Management AS is a wholly-owned subsidiary of Frontline, and its principal business is the commercial management of Frontline’s shipowning subsidiaries, including chartering and insurance. Frontline Management AS’s principal addresses are Bryggegata 3, N-0250 Oslo, Norway and P.O. Box 1327 Vika, N-0112 Oslo, Norway.
(ii)	The address of Bandama’s principal place of business is Par-la-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The address of Bandama’s registered office is 80 Broad Street, Monrovia, Republic of Liberia. The principal business of Bandama is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Bandama is set forth below.

Tom Erik Jebsen	President and Director	Mr. Jebsen is a citizen of Norway. Mr. Jebsen also serves as Frontline Management AS’s Chief Financial Officer.

Nicholas Sherriff	Treasurer and Director	Mr. Sherriff is a citizen of the United Kingdom. Mr. Sherriff’s principal occupation is an attorney, and he is principally employed by Maritime Recovery Ltd., a legal consulting services firm. Maritime Recovery Ltd.’s principal business address is P.O. Box 293, London SWII 6DJ, United Kingdom.

Kate Blankenship	Director	Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a Director of Frontline.
(iii)	The address of Hemen’s principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Eva Agathangelou	Director	Ms. Agathangelou is a citizen of Cyprus. Ms. Agathangelou also serves as Manager of Hive Management Services Ltd. (“Hive”). Hive is a management services provider, and its address is 229 Makarios Avenue, Meliza Court, 7th Floor, Limassol, Cyprus.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 8 of 14 Pages

Stelios Savvidis	Director	Mr. Savvidis is a citizen of Cyprus. Mr. Savvidis’s present principal occupation is as a self-employed tax manager and consultant. Mr. Savvidis’s present business address is 229 Makarios Avenue, Meliza Court, 4th Floor, Limassol, Cyprus.
(iv)	Fredriksen is a citizen of Norway, and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Fredriksen’s and Frontline’s principal business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Frontline is the international seaborne transportation of crude oil, and the operation of the world’s largest modern fleet of VLCC and Suezmax tankers and Suezmax OBO carriers.
(d)	None of Frontline, Bandama, Hemen, Fredriksen, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(d).

(e)	None of Frontline, Bandama, Hemen, Fredriksen, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(e).
Item 3. Source and Amount of Funds or Other Consideration.
     Between September 21, 2005 and November 30, 2005, Bandama acquired 3,760,000 shares of Common Stock through a series of purchases from authorized brokers for a total consideration of approximately $139,017,823 (including commissions) in cash paid from Frontline’s working capital funds.
     Frontline, Hemen and Fredriksen do not own any shares of Common Stock.
Item 4. Purpose of Transaction.
     In the ordinary course of its business, Frontline is engaged in the evaluation of potential candidates for acquisitions and strategic transactions. As part of this evaluation strategy, Frontline identified the Issuer as a candidate for an acquisition or strategic transaction in early 2004. On several occasions beginning in mid 2004, representatives of Frontline had discussions with the management of the Issuer regarding a possible business combination, however, the Issuer expressed that it was not interested in exploring a transaction at that time.
     No other communications have occurred between Frontline and the Issuer since this date regarding a possible business combination. However, in the near term, Frontline intends to initiate discussions with the Issuer, either through oral or written communications, regarding a possible business combination.
     The purpose of the Reporting Persons in acquiring the securities of the Issuer indicated in Item 5 below was to obtain an equity position in the Issuer for investment purposes. The Reporting Persons intend to seek to acquire control of the Issuer although they have not formulated any specific plan in this regard other than initiating discussions with the Issuer as discussed above and there can be no assurance that any additional plans will be developed or as to the terms or the timing of any such plan. Any such plan that may be formulated could involve directly proposing a business combination transaction to the

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 9 of 14 Pages
Issuer and its Board of Directors or making a tender offer for some or all of the Issuer’s shares of Common Stock. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs and potential business combinations. Depending on such evaluations and applicable legal requirements, the Reporting Persons may purchase additional shares of Common Stock, or dispose of any and all shares of Common Stock held by them. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of the Issuer’s assets or change in the Issuer’s capitalization.
     Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     (a) Each of Frontline, Bandama, Hemen and Fredriksen may be deemed to beneficially own 3,860,000 shares of Common Stock, representing approximately 9.98% of the outstanding shares of Common Stock of the Issuer (based upon 38,678,245 shares of Common Stock outstanding as of November 4, 2005 as reported on the Issuer’s Form 10-Q for the period ended September 30, 2005). To the best of Frontline’s, Bandama’s, Hemen’s and Fredriksen’s knowledge, none of the other persons named in response to Item 2 own any securities of the Issuer.
     (b) Frontline, as the corporate parent of Bandama, shares the power to vote, to direct the vote, to dispose and to direct the disposition of the 3,860,000 shares of Common Stock acquired by Bandama. In addition, Hemen, as the principal shareholder of Frontline, and Fredriksen, as the ultimate beneficiary of Hemen, also shares the power to vote, to direct the vote, to dispose and to direct the disposition of the shares of Common Stock acquired by Bandama. None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.
     (c) Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected through authorized brokers by Bandama. None of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock during the past sixty days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer’s Common Stock beneficially owned by Frontline, Bandama, Hemen and Fredriksen.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 10 of 14 Pages
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None of Frontline, Bandama, Hemen or Fredriksen, nor to the best of their knowledge, any of the persons named in response to Item 2, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.
Item 7. Material to be Filed as Exhibits.
     The following is filed herewith as an Exhibit to this Statement:
     Exhibit 1.1 A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 11 of 14 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: December 1, 2005

FRONTLINE LTD.
By:	/s/ Tor Olav Trøim
	Name:	Tor Olav Trøim
	Title:	Vice President and Director

BANDAMA INVESTMENT LTD.
By:	/s/ Tom Jebsen
	Name:	Tom Jebsen
	Title:	President and Director

HEMEN HOLDING LIMITED
By:	/s/ Eva Agathangelou
	Name:	Eva Agathangelou
	Title:	Director

JOHN FREDRIKSEN
By:	/s/ John Fredriksen
	Name:	John Fredriksen

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 12 of 14 Pages
SCHEDULE A
     Since September 29, 2005, Bandama purchased, through authorized brokers, the following shares of Issuer’s Common Stock on the dates, in the amounts and for the price per share shown below.

Date of the Purchase	Amount of Common	Price Paid Per Share
	Stock Purchased
10/4/2005	310,000	$36.65000
11/28/2005	200,000	$36.53280
11/29/2005	660,000	$36.81280
11/30/2005	1,090,000	$38.06522

SCHEDULE 13D

CUSIP No. Y2692M 10 3	Page 13 of 14 Pages
INDEX OF EXHIBITS

Exhibit No.	Description
1.1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.